UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2010

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone	+41 844 33 88 44
	Fax	+41 44 333 88 77
media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports 2009 net income of CHF 6.7 billion, return on equity of 18.3%, net new assets of CHF 44.2 billion, tier 1 ratio of 16.3%

Cash dividend of CHF 2.00 per share to be proposed for 2009

4Q09 net income of CHF 0.8 billion, return on equity of 8.3%, net new assets of CHF 12.5 billion

2009
•	Strong performance overall
o	Net income of CHF 6.7 billion, a return on equity of 18.3%, net new assets of CHF 44.2 billion, tier 1 ratio of 16.3% as of year-end
o	Collaboration revenues from the integrated bank of CHF 5.2 billion

•	Strong performance in Private Banking
o	Pre-tax income of CHF 3.7 billion, net revenues of CHF 11.7 billion, net new assets of CHF 41.6 billion
o	Gross margin in the Wealth Management Clients business of 131 basis points

•	Record results in Investment Banking
o	Pre-tax income and net revenues at record levels at CHF 6.8 billion and CHF 20.5 billion respectively; pre-tax return on economic capital of 33.5%

•	Solid improvement in Asset Management
o	Pre-tax income of CHF 35 million, net revenues of CHF 1.8 billion

4Q09
•	Resilient performance overall
o	Net income of CHF 0.8 billion, a return on equity of 8.3%, net new assets of CHF 12.5 billion
o
Results include net fair value charges on Credit Suisse debt of CHF 0.3 billion (before tax) resulting from tightening credit spreads, and the additional CHF 0.5 billion (before tax) charge for the settlement with the US authorities relating to an investigation into US dollar payments and other practices involving parties that are subject to US economic sanctions. Excluding these items, after-tax net income would have been CHF 1.4 billion and the return on equity would have been 14.6%

o	Collaboration revenues from the integrated bank at a record CHF 1.6 billion

Media Release
February 11, 2010 Page 2/10

•	Strong performance in Private Banking
o	Pre-tax income of CHF 0.9 billion
o
Net inflows were strong across most businesses and amounted to CHF 12.0 billion excluding net client outflows of CHF 5.6 billion relating to a tax amnesty in Italy; this resulted in net new assets of CHF 6.4 billion

o	Gross margin in the Wealth Management Clients business of 130 basis points

•	Resilient performance in Investment Banking
o	Pre-tax income of CHF 1.0 billion
o	Strong results in underwriting and advisory businesses and solid results in cash equities and prime services
o	Market share maintained or increased across most products and regions
o	Fixed income and equity trading revenues impacted by weaker volumes, a marked slowdown in client activity in November and December and lower volatility

•	Improved operating performance in Asset Management vs. 3Q09 on solid net revenues
o	Pre-tax income of CHF 0.2 billion
o	Net new assets of CHF 4.1 billion

Responsible approach to compensation
•
Members of the Executive Board at December 31, 2009 received no variable cash compensation for 2009; all variable compensation they received for 2009 was in the form of deferred awards and subject to performance criteria, which may result in future negative adjustments

•	Total variable compensation for 2009 was down 21% vs. 2007; average variable compensation for 2009 was CHF 144,000, down from CHF 180,000 for 2007
•	40% of the total variable compensation awarded across Credit Suisse for 2009 was in the form of deferred awards and subject to performance criteria, which may result in future negative adjustments
•	Close to 60% of the variable compensation awarded to managing directors for 2009 was in the form of deferred awards and subject to performance criteria, which may result in future negative adjustments
•
Reversal of previously accrued performance-related compensation in Investment Banking led to a negative accrual in 4Q09; full year 2009 compensation to revenue ratio in Investment Banking was at the historically low level of 41%

Credit Suisse positioned to perform well in the new regulatory environment
•	Introduced a client-focused, capital-efficient strategy in 2008, at an early stage
•	Exited most proprietary trading businesses in 4Q08
•	Established a very strong capital base meeting Swiss regulator FINMA’s requirements for capital and leverage, which are scheduled to take effect in 2013
•	Demonstrated effective liquidity management – net provider of liquidity during the crisis

Media Release
February 11, 2010 Page 3/10

Zurich, February 11, 2010 Credit Suisse Group reported net income attributable to shareholders of CHF 0.8 billion in 4Q09 and core net revenues of CHF 6.5 billion. The return on equity attributable to shareholders was 8.3% in 4Q09 and diluted earnings per share were CHF 0.56. As of the end of 4Q09, the tier 1 ratio was 16.3%.

Results in 4Q09 include net fair value charges on Credit Suisse debt of CHF 0.3 billion (before tax) resulting from tightening credit spreads, and the additional CHF 0.5 billion (before tax) charge for the settlement with the US authorities relating to an investigation into US dollar payments and other practices involving parties that are subject to US economic sanctions. Excluding these items, after-tax net income in 4Q09 would have been CHF 1.4 billion and the return on equity would have been 14.6%.

Brady W. Dougan, Chief Executive Officer, said: “Our environment and the way we do business have changed fundamentally over the past two years. Credit Suisse responded swiftly and responsibly to these changes with the implementation of a client-focused, capital-efficient strategy and a business model that enables us to generate less volatile earnings. As a result, we were able to achieve a strong performance in 2009, with net income of CHF 6.7 billion, a return on equity of 18.3% and net new assets of over CHF 44 billion. We also gained significant market share and maintained our industry-leading capital position. Our business was resilient in the fourth quarter despite lower client trading activity in November and December.”

He added: “We have had a strong start to the quarter with strong client activity. Our transaction pipelines and net new asset inflows are the best we have seen since the crisis. We are confident about our prospects for 2010 given the strength of our business model, our competitive position and our ability to generate capital. The Board of Directors will propose a cash dividend of CHF 2.00 per share for 2009.”

Commenting on Private Banking, he said: “In a market that is undergoing significant structural changes, our Private Banking business has outperformed. Net inflows were strong across most businesses and amounted to CHF 12.0 billion excluding net client outflows of CHF 5.6 billion relating to a tax amnesty in Italy. This resulted in net new assets of CHF 6.4 billion in Private Banking in the fourth quarter. In our Wealth Management Clients business we recorded a strong gross margin of 130 basis points in the fourth quarter. Wealth management remains a very attractive growth market. Having invested in our Private Banking business throughout the financial crisis, we now have the operating leverage to further improve our profitability when markets and the demand for comprehensive solutions recover. Furthermore, our international presence and our integrated business model put us in a very good position to grow our business and to gain further market share.”

Commenting on Investment Banking, he said: “We continue to benefit from the action we took at the end of 2008 to reposition the business in a changed financial services sector. We achieved strong results in our underwriting and advisory businesses and solid results in cash equities and prime services in the fourth quarter of 2009. We also maintained or increased our market share across most products and regions. We are pleased with our record full-year pre-tax income and net revenues.”

Commenting on Asset Management, he said: “Our strategic measures in this business have put us on the right track. We are particularly encouraged by our good net new assets, improved operating performance and solid net revenues in the fourth quarter.”

Media Release
February 11, 2010 Page 4/10

Commenting on Credit Suisse’s home market, he said: “Our business in Switzerland continues to make a strong and stable contribution to our overall result. It accounted for CHF 11.8 billion of the CHF 41.6 billion in net new assets we generated in Private Banking in 2009. We will continue to invest in our home market as well as in our international expansion. As part of our commitment to play a responsible role in supporting an economic recovery, we have helped clients to invest in growth and to successfully manage difficult restructuring and liquidity situations. We are an important and committed lender to clients, demonstrated by the fact that we have maintained our lending in Switzerland at CHF 136.7 billion.”

Commenting on compensation, he said: “We recognize the need for institutions in our industry to change the way people are rewarded and incentivized. We have been using deferred, share-based compensation instruments for many years and in 2009 we were the first institution to announce the adoption of the guidelines for best practice that followed the G-20 summit. We implemented a new compensation structure that reaffirms Credit Suisse’s commitment to fair, balanced and performance-oriented compensation policies.”

He added: “In line with this approach, members of the Executive Board at December 31, 2009 received no variable cash compensation for 2009 and all variable compensation they received for 2009 was in the form of deferred awards and subject to performance criteria, which may result in future negative adjustments. Total variable compensation for 2009 was down 21% compared to 2007 and average variable compensation was CHF 144,000, down from CHF 180,000 for 2007. Of the total variable compensation awarded across Credit Suisse for 2009, 40% was in the form of deferred awards and subject to performance criteria, which may result in future negative adjustments. Furthermore, close to 60% of the variable compensation awarded to managing directors for 2009 was in the form of deferred awards and subject to performance criteria, which may result in future negative adjustments. In Investment Banking, our compensation to revenue ratio in the full year 2009 was at the historically low level of 41%. Overall, we have tried to strike the right balance between paying our employees competitively, doing what is right for our shareholders and responding appropriately to regulatory initiatives as well as political and public concerns. We will continue to take a responsible approach to compensation.”

He concluded: “We began at a very early stage to equip our business for the challenges of the new environment. During the last 18 months, in addition to successfully implementing a client-focused, capital-efficient strategy, we exited most of our proprietary trading businesses and took decisive action to meet regulatory requirements for capital and leverage. Thanks to our forward-looking approach, we entered this period of unprecedented industry change already in a robust position, having made considerable progress on our plans. We believe that Credit Suisse is well positioned to succeed in the face of the regulatory initiatives that are currently being discussed.”

Media Release
February 11, 2010 Page 5/10

Financial Highlights
in CHF million	2009	Change in %	4Q09	Change in %	Change in %
		vs. 2008		vs. 3Q09	vs. 4Q08
Net income attributable to shareholders	6,724	-	793	(66)	-
Diluted earnings per share (CHF)	5.14	-	0.56	(69)	-
Return on equity attributable to shareholders (annualized)	18.3%	-	8.3%	-	-
Tier 1 ratio (end of period)	16.3%	-	16.3%	-	-
Core results1)
Net revenues	33,617	183	6,533	(27)	-
Provision for credit losses	506	(38)	(40)	-	-
Total operating expenses	24,528	6	5,228	(16)	(18)
Income from continuing operations before taxes	8,583	-	1,345	(49)	-
1) Core Results include the results of the three segments, the Corporate Center and discontinued operations, but do not include noncontrolling interests without significant economic interest.

Segment Results

Private Banking
Private Banking, which comprises the Wealth Management Clients and Corporate & Institutional Clients businesses, reported income before taxes of CHF 857 million in 4Q09, stable compared to 3Q09, as a solid 6% increase in net revenues to CHF 3,000 million was offset by a 10% increase in total operating expenses. The rise in total operating expenses was due to higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased as a result of higher IT investment costs, mainly driven by investments in international growth platforms and in applications related to investment advisory and client solutions, as well as seasonally higher sales and marketing expenses.

The Wealth Management Clients business reported income before taxes of CHF 692 million in 4Q09, down 4% compared to 3Q09, as a 6% improvement in net revenues, which reflected higher recurring as well as transaction-based revenues, was more than offset by a 9% increase in total operating expenses. The growth in recurring revenues compared to 3Q09 reflected an increase in net interest income, driven by higher margins on stable average deposit volumes and higher recurring commissions and fees, while the growth in transaction-based revenues was mainly driven by increases in foreign exchange income from client transactions, in integrated solutions revenues and in product issuing fees. The gross margin was 130 basis points in 4Q09, up 5 basis points compared to 3Q09.

The Corporate & Institutional Clients business reported income before taxes of CHF 165 million in 4Q09, up 15% compared to 3Q09. The performance was driven by a 6% increase in net revenues, mainly due to lower fair value losses related to Clock Finance, a synthetic collateralized loan portfolio, compared to 3Q09. Net provision for credit losses was CHF 17 million in 4Q09 compared to CHF 40 million in 3Q09.

Investment Banking
Investment Banking continued to execute its client-focused, capital-efficient strategy in 4Q09 and maintained or increased its market share across most products and regions. Income before taxes was CHF 1,030 million, benefiting from strong results in the underwriting and advisory businesses as well as solid results in cash equities and prime services. Income before taxes was 41% lower than in 3Q09, reflecting a

Media Release
February 11, 2010 Page 6/10

significant decline in net revenues to CHF 3,038 million in 4Q09 from CHF 5,046 million in 3Q09. Net revenues were affected by lower fixed income and equity trading revenues, which were impacted by weaker volumes, a marked slowdown in client activity in November and December and lower volatility. Investment Banking’s results also reflected net fair value losses on Credit Suisse debt of CHF 243 million compared to net fair value losses of CHF 251 million in 3Q09. The pre-tax income margin was 33.9% in 4Q09 compared to 34.6% in 3Q09. The pre-tax return on economic capital was 21.9% in 4Q09, compared to 35.1% in 3Q09.

Investment Banking maintained its focus on expense discipline and efficiency improvement. Compensation expenses were CHF 870 million in 4Q09, down 59% compared to 3Q09, reflecting the reversal of previously accrued performance-related compensation. Total other operating expenses increased 6% compared to 3Q09 (excluding litigation charges of CHF 31 million in 4Q09 and CHF 47 million in 3Q09), due to higher IT investment, travel and entertainment and events expenses.

Risk-weighted assets were USD 140 billion, up slightly from the end of 3Q09, as Investment Banking grew its client-focused businesses. Average one-day, 99% Value-at-Risk increased 21% from 3Q09 to CHF 114 million.

Despite a subdued 4Q09, income before taxes and net revenues in 2009 reached record levels at CHF 6,845 million and CHF 20,537 million respectively, and the pre-tax return on economic capital improved to 33.5%.

Asset Management
Asset Management reported income before taxes of CHF 159 million in 4Q09, benefiting from an improvement in performance, placement and asset management fees compared to 3Q09. The results included, in particular, strong performance fees from Hedging-Griffo, Credit Suisse’s asset management business in Brazil, and gains from the sale of two joint ventures. Investment-related losses were CHF 47 million in 4Q09, primarily in private equity investments.

Net revenues were CHF 637 million, down 17% or CHF 128 million compared to 3Q09. However, excluding investment-related valuation effects and the gain of CHF 207 million in 3Q09 relating to the sale of part of Credit Suisse’s traditional investment strategies business to Aberdeen Asset Management, underlying revenues increased CHF 223 million.

Total operating expenses rose 5% compared to 3Q09, as an increase in general and administrative expenses was partially offset by lower performance-related compensation. As of the end of 4Q09, the fair value of the balance sheet exposure to securities purchased from Credit Suisse’s money market funds was CHF 260 million, up CHF 8 million compared to 3Q09, and gains were CHF 47 million.

Media Release
February 11, 2010 Page 7/10

Segment Results
in CHF million		2009	Change in %	4Q09	Change in %	Change in %
			vs. 2008		vs. 3Q09	vs. 4Q08
Private	Net revenues	11,662	(10)	3,000	6	(4)
Banking	Provision for credit losses	180	35	26	(26)	(80)
	Total operating expenses	7,831	(12)	2,117	10	(15)
	Income before taxes	3,651	(5)	857	(1)	66
Investment	Net revenues	20,537	-	3,038	(40)	-
Banking	Provision for credit losses	326	(52)	(66)	-	-
	Total operating expenses	13,366	20	2,074	(37)	(17)
	Income before taxes	6,845	-	1,030	(41)	-
Asset	Net revenues	1'842	191	637	(17)	-
Management	Provision for credit losses	0	-	0	-	-
	Total operating expenses	1'807	(1)	478	5	59
	Income before taxes	35	-	159	(49)	-

Net New Assets
In Private Banking, net inflows were strong across most businesses and amounted to CHF 12.0 billion excluding net client outflows of CHF 5.6 billion relating to a tax amnesty in Italy that negatively impacted net new assets in Europe, Middle East and Africa and Switzerland. This resulted in net new assets of CHF 6.4 billion in Private Banking in 4Q09, of which CHF 5.4 billion were generated in the Wealth Management Clients business. The annualized quarterly growth rate in Wealth Management Clients was 2.7% in 4Q09.

Asset Management reported net new assets of CHF 4.1 billion in 4Q09, including inflows of CHF 6.6 billion in targeted investment strategies, mainly in real estate and exchange traded funds, and CHF 0.8 billion in Swiss advisory, partially offset by outflows of CHF 3.6 billion in multi-asset class solutions, which included the impact of a tax amnesty in Italy.

Credit Suisse Group’s total assets under management from continuing operations were CHF 1,229.0 billion as of the end of 4Q09, up CHF 3.7 billion or 0.3% from the end of 3Q09 and up CHF 122.9 billion or 11.1% from the end of 4Q08.

Benefits of the integrated bank
Credit Suisse generated a record CHF 1.6 billion in collaboration revenues from the integrated bank in 4Q09, up from CHF 1.1 billion in 3Q09, bringing the total in 2009 to CHF 5.2 billion.

Capital position
Credit Suisse’s capital position remains very strong. The tier 1 ratio was 16.3% as of the end of 4Q09, compared to 16.4% as of the end of 3Q09 and 13.3% as of the end of 4Q08.

Dividend proposal
The Board of Directors will propose a cash dividend of CHF 2.00 per share for 2009 to the Annual General Meeting on April 30, 2010, compared to a cash dividend of CHF 0.10 per share for 2008.

Long-term initiatives
As one of Switzerland’s largest employers and providers of training, Credit Suisse has a duty to enhance the country’s position as a center of expertise and to promote entrepreneurship and is taking long-term

Media Release
February 11, 2010 Page 8/10

initiatives with this in mind:
•
Credit Suisse plans to create a further 150 apprenticeships in Switzerland and invest CHF 30 million over the next five years in training programs run by non-profit organizations that help young people to find an apprenticeship and enter the job market.

•
In conjunction with the Swiss Venture Club, Credit Suisse will provide up to CHF 100 million of risk capital to small and medium-sized enterprises and young entrepreneurs, primarily to promote the creation of jobs in Switzerland.

•
As part of a program launched by the Swiss IT and communication technology umbrella association, Credit Suisse plans to invest up to CHF 10 million in promoting professional education in the IT sector. The program aims to create over 1,000 new IT apprenticeships in Switzerland by 2015.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,600 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;

Media Release
February 11, 2010 Page 9/10

–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Report 4Q09.

Media Release
February 11, 2010 Page 10/10

Presentation of 4Q09 and 2009 results

Media conference

▪	Thursday, February 11, 2010
09:00 Zurich / 08:00 London
Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪	Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
Renato Fassbind, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet
Live broadcast at: www.credit-suisse.com/results
Video playback available approximately three hours after the event

▪	Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07
(Switzerland), +44 1452 55 0000 (Europe) and +1 866 247 4222 (US); conference ID English -
52658601#, conference ID German - 52171616#.

▪	Analyst and investor conference

▪	Thursday, February 11, 2010
10:30 Zurich / 09:30 London
Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪	Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
Renato Fassbind, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet
Live broadcast at: www.credit-suisse.com/results
Video playback available approximately three hours after the event

▪	Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07
(Switzerland), +44 1452 55 0000 (Europe) and +1 866 247 4222 (US); conference ID English -
52660864#, conference ID German - 52662206#.

Fourth Quarter and
Full-Year Results 2009
Zurich - Presentation to Investors and Analysts
February 11, 2010

Cautionary statement regarding forward-looking and non-GAAP information
This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.
A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form
20-F for the fiscal year ended December 31, 2008 filed with the US Securities and
Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.
This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in Credit Suisse Group's fourth quarter report 2009 and in the appendix to this presentation.
Fourth Quarter and Full-Year Results 2009
Slide 1
Cautionary statement

Fourth quarter and full-year 2009 results detail
Renato Fassbind, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Summary
Brady W. Dougan, Chief Executive Officer
Fourth Quarter and Full-Year Results 2009
Slide 2

Challenges
addressed
early and
decisively
Strong
results
in 2009
Distinctive
strategy
delivering
results
▪ Industry-leading return on equity and capital position
▪ Client and employee momentum
▪ Best-in-class dividend of CHF 2 per share
▪ Private Banking with positive net new assets throughout crisis
▪ Investment Banking achieves record results
▪ Asset Management now solidly repositioned
▪ Risk and balance sheet reductions; industry-leading tier 1 ratio; leverage ratio complies with 2013 Swiss minimum requirement
▪ First bank to comply with G-20 principles regarding compensation
▪ Anticipated early the evolving landscape in cross border banking
▪ Strong start to 1Q10 with strong client activity;
 Transaction pipelines and net new asset inflows are the best since the crisis
▪ Potential to thrive in different market environments
▪ Responsible corporate citizen
Fourth Quarter and Full-Year Results 2009
Slide 3
Credit Suisse strongly positioned with distinctive strategy

Increased capital
and funding costs
as a price for
cautious funding
and high liquidity
Tangible actions
we took to
strengthen our
position
▪ No net funding from central banks - we were supplying on average CHF 32 bn, at peak over CHF 70 bn, in cash to the central banks
▪ No need to participate in emergency or standing collateralized funding facilities provided by Central Banks
▪ No equity injection, guarantees of liabilities or purchase of illiquid assets by government needed
Well positioned
during the crisis
and net provider of
liquidity to the
market
Direct impact for
Credit Suisse
Fourth Quarter and Full-Year Results 2009
Slide 4
Facing competitive
distortion as
primarily weaker
competitors were
supported with
equity injections,
funding guarantees
and toxic asset
purchases
▪ Reduced balance sheet by 24% since 4Q07; RWA down 32%
▪ Continued raising funding in the secured and unsecured markets without the support of government guarantees
▪ Extending/lengthening of the funding profile - increased long-term debt weighted average duration
▪ Pre-emptively raised privately CHF 10 bn of regulatory capital in 3Q08 -
 no government investment needed
▪ Tier 1 ratio increased by 300 basis points during 2009 through retained earnings and risk reductions
▪ Protected shareholder from dilution - fewer shares issued today than at start of 2006
▪ Anticipated current regulatory and market environment; aggressively adapted our business model to fit that environment
The Governments' and Central Banks' actions were decisive and instrumental to stabilize the system - Credit Suisse contributed as a net provider of liquidity

Challenges
addressed
early and
decisively
Strong
results
in 2009
Distinctive
strategy
delivering
results
▪ Industry-leading return on equity and capital position
▪ Client and employee momentum
▪ Best-in-class dividend of CHF 2 per share
▪ Private Banking with positive net new assets throughout crisis
▪ Investment Banking achieves record results
▪ Asset Management now solidly repositioned
▪ Risk and balance sheet reductions; industry-leading tier 1 ratio; leverage ratio complies with 2013 Swiss minimum requirement
▪ First bank to comply with G-20 principles regarding compensation
▪ Anticipated early the evolving landscape in cross border banking
▪ Strong start to 1Q10 with strong client activity;
 Transaction pipelines and net new asset inflows are the best since the crisis
▪ Potential to thrive in different market environments
▪ Responsible corporate citizen
Fourth Quarter and Full-Year Results 2009
Slide 5
Credit Suisse strongly positioned with distinctive strategy

Fourth quarter and full-year 2009 results detail
Renato Fassbind, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Summary
Brady W. Dougan, Chief Executive Officer
Fourth Quarter and Full-Year Results 2009
Slide 6

  2009 4Q09 3Q09 2Q09 1Q09
Core results in CHF bn
Net revenues
 Provision for credit losses
 Total operating expenses
Pre-tax income
Net income 1)
Return on equity
Earnings per share in CHF 2)
A reconciliation from reported results to underlying results can be found in the appendix to this presentation
Numbers may not add to total due to rounding
 Net revenues
 Pre-tax income
 Net income
 Return on equity
Underlying results
Fourth Quarter and Full-Year Results 2009
Slide 7
  33.6 6.5 8.9 8.6 9.6
  0.5 (0.0) 0.1 0.3 0.2
  24.5 5.2 6.2 6.7 6.3
  8.6 1.3 2.6 1.6 3.1
  6.7 0.8 2.4 1.6 2.0
  18% 8% 25% 18% 23%
  5.14 0.56 1.81 1.18 1.59
  34.4 6.8 9.0 9.8 8.9
  10.6 2.1 3.0 3.1 2.4
  7.7 1.4 2.3 2.5 1.5
  21% 15% 24% 27% 17%
1) Attributable to shareholders
2) Diluted and attributable to shareholders
Results overview

(U)HNWI = (Ultra) high net worth individuals
Fourth Quarter and Full-Year Results 2009
Slide 8
Private Banking with strong 2009 results despite challenges in the market environment and an evolving industry landscape
▪ Stable platform and strong client franchise
 – Net new assets of CHF 42 bn
 – Demonstrated the value of our industry-leading multi-shore business model with solid and consistently positive net asset flows across all regions
 – Client satisfaction on high level and further enhanced value proposition during crisis
 – Increasing market share in (U)HNWI client segment
▪ Continued talent upgrades with focus on senior relationship managers
▪ Continued investment in our platform provides significant upside potential from operating leverage as markets normalize
▪ Opening 2010 assets under management up 16% from 2009;
 expected market shares gains to continue

2,509
723
117
692
2,898
Pre-tax income
CHF m
▪ Sound revenues with rebound in gross
 margin to 130 bp from 3Q09
▪ Reduction in pre-tax income due to
 investments in client services, IT and
 higher personnel expenses
▪ Continued strong client inflows in 4Q09,
 partially offset by outflows related to "Scudo"
▪ Assets under management up CHF 10 bn
 to CHF 803 bn in 4Q09; up 16% in 2009
▪ Number of relationship managers increased
 by 50 to 4,080 in 4Q09
2008
2009
4Q08
Pre-tax income margin in %
 23.5 29.4 4.6 29.8 26.9
3Q09
4Q09
1) Including net provisions related to ARS of CHF 310 m in 3Q08 and CHF 456 m in 4Q08 and a charge of CHF 190 m related to an account close-out in 4Q08
2) Including proceeds from captive insurance settlements of CHF 100 m in 1Q09
1)
2)
1)
Fourth Quarter and Full-Year Results 2009
Slide 9
Wealth Management geared towards growth with continued
strong inflows and stable gross margin

Net new assets in 2009
CHF bn
1Q09
2Q09
9.6
Rolling four-quarter NNA growth on AuM in %
 4.8 3.8 3.8 5.1 5.1
3Q09
4Q09
9.1
11.2
35.3
10.3
11.5
8.0
EMEA
Asia
Pacific
Americas
Switzerland
2009
5.4
5.5
▪ Strong underlying inflows of CHF 11 bn
▪ Negatively affected by net client outflows of
 CHF 5.6 bn due to "Scudo"
 – Successfully retained 2/3 of repatriated
 funds
▪ Solid net asset inflows of CHF 5.4 bn
▪ Evidence that the business is building
 momentum
▪ Testimony of our outperformance in a still
 challenging, yet improving, environment
(5.6)
11.0
Impact from tax
amnesty in Italy (Scudo)
Underlying inflows
Fourth Quarter and Full-Year Results 2009
Slide 10
Continued strong inflows in Wealth Management reflecting
the strength of our franchise

100
99
97
92
95
97
33
26
38
33
36
34
101
96
103
101
103
30
32
34
31
31
Gross margin on assets under management
Basis points
Recurring
margin
Trans-
action
based
margin
Management fees
Integrated solutions
Key net revenue changes
2009 vs. 2008
Product issuing fees
1Q
2Q
3Q
4Q
2008
134
135
125
130
133
132
125
135
Brokerage fees
Interest income
1Q
2Q
3Q
4Q
2009
2009
2008
131
131
2007
131
Fourth Quarter and Full-Year Results 2009
Slide 11
Stable gross margin in Wealth Management

1,341
753
400
165
144
Pre-tax income
CHF m
2008
2009
4Q08
Provision for credit losses in CHF m
 8 (147) (15) (40) (17)
3Q09
4Q09
Pre-tax income margin in %
 60.7 42.0 64.5 35.6 38.6
Fair value change on loan hedges in CHF m
 110 (118) 57 (61) (30)
▪ Net new assets of CHF 1.0 bn
▪ Stable revenues vs. 3Q09 excluding fair value
 changes on loan hedges
▪ Low credit provisions of CHF 17 m reflecting the
 strong performance of our credit portfolio despite
 the challenging economic conditions
▪ Strong pre-tax income margin both in 4Q09 with
 38.6% and in 2009 with 42.0%
▪ Reduction in pre-tax income to solid CHF 753 m
 for 2009 driven by
 − Value changes on loan hedges
 − Increase in credit provisions
 − Lower margin on loans reflecting increased
 refinancing costs
(228)
(155)
Fourth Quarter and Full-Year Results 2009
Slide 12
Corporate & Institutional Clients review

Note: All data before impact of movements in spreads on own debt
Fourth Quarter and Full-Year Results 2009
Slide 13
Client-focused, capital efficient model produces
record results for Investment Banking in 2009
▪ Record full-year revenues and pre-tax income achieved from client-focused, capital efficient model with significantly reduced risk and capital usage
▪ High quality of earnings and strong market share momentum; superior return on capital and pre-tax margin
▪ Industry-wide slowdown in client trading activity in 4Q09, but still achieved 27%
 pre-tax return on capital in 4Q09 and 35% for 2009
▪ Excluding litigation costs, 2009 non-compensation expenses declined 9% from
 2008 and 11% from 2007
▪ Historic low full-year 2009 compensation/revenue ratio of 41%;
 negative accrual for performance-related compensation in 4Q09

Net revenues
Pre-tax income
Pre-tax income margin
Pre-tax return on economic capital
Risk weighted assets (USD bn)
Average 1-day VaR (USD m)
Investment Banking (CHF m)
Note: Excluding impact from movements in spreads on own debt of CHF (243) m, CHF (251) m, CHF (269) m, CHF 365 m, CHF (397) m in 4Q09, 3Q09, 2Q09, 1Q09 and 2009, respectively
Numbers may not add to total due to rounding
Fourth Quarter and Full-Year Results 2009
Slide14
 20.9 3.3 5.3 6.3 6.1
 7.2 1.3 2.0 1.9 2.0
 35% 39% 38% 31% 34%
  35%  27% 40% 37% 38%
 140 140 137 139 154
  108  111 89 112 121
 2009 4Q09 3Q09 2Q09 1Q09
Record 2009 revenue, pre-tax income and return on capital
achieved with significantly less risk and capital usage

2009 Investment Banking revenues (in CHF bn)
Key client
businesses
Repositioned
businesses
Exit
businesses
2009
▪ Accelerated implementation of our client-
 focused, capital efficient strategy in late
 2008
▪ Successful execution in 2009
 − Strong results in key client businesses
 − Repositioned businesses trans-formed
 into client-based franchises with lower
 capital usage
 − Exit of businesses that were significant
 contributors in the past, but no longer fit
 our strategic criteria
▪ Significant momentum going into 2010
20.9
18.2
5.4
(2.7)
Ongoing
Note: Excluding impact from movements in spreads on own debt
Fourth Quarter and Full-Year Results 2009
Slide 15
Successful strategy implementation

Market rebound revenues:
estimated rebound revenues resulting from normalized market conditions, including the reduction in market volatility and the stabilization of the convertible bond market compared to 4Q08
=
CHF bn
0.2
1.1
2.4
2.5
1.6
1.6
0.1
8.7
7.5
1) Excludes impact from movements in spreads on own debt.
2) Exit losses for 2009 were CHF 110 million.
Securities view: Equity sales & trading and underwriting revenues1)2)
2009
1Q09
2Q09
3Q09
4Q09
2009
Repositioned businesses
Key client businesses
2.2
7.5
1.2
Equity
sales &
trading
Equity
underwriting
8.7
2009
▪ Sustained market share growth delivers
 significant increase in revenues
▪ Strong results in cash equities, prime
 services and flow and corporate derivatives
▪ Minimal exit losses2) as a result of
 substantial risk reduction early in the year in
 illiquid trading activities
4Q09
▪ Revenues impacted by a industry-wide
 decline in client activity
Fourth Quarter and Full-Year Results 2009
Slide 16
Strong 2009 equity revenues demonstrate sustained market
share gains

=
CHF bn
12.0
1.1
9.6
3.7
(2.4)
3.9
3.6
3.0
1.4
0.5
Repositioned businesses
Key client businesses
Exit businesses
0.9
Market rebound revenues:
estimated rebound revenues resulting from normalized market conditions, including the narrowing of credit spreads and the reduction in the differential between cash and synthetic instruments compared to 4Q08
1Q09
2Q09
3Q09
4Q09
2009
1) Excludes impact from movements in spreads on own debt.
10.9
1.1
Fixed
income
sales &
trading
Debt
underwriting
2009
12.0
2009
▪ Strong results in key client businesses,
 including global rates and FX, US RMBS
 and investment grade credit
▪ Improved results from repositioned
 businesses, driven by US leveraged
 finance, emerging markets and corporate
 lending
▪ Significantly reduced exit losses reflecting
 aggressive risk reduction
4Q09
▪ Revenues impacted by weaker market
 volumes, a decline in client activity and
 lower volatility across the industry
Securities view: Fixed income sales & trading and underwriting revenues1)
Fourth Quarter and Full-Year Results 2009
Slide 17
Refocused fixed income business delivers high quality revenues with substantially lower risk and efficient capital usage

2009 and 4Q09
▪ Advisory and underwriting revenues benefited
 from significant improvement in both industry
 activity and our market share
▪ Market share gains across most products and
 regions, resulting in #2 share of wallet in 2009
 for EMEA and APAC1)
Outlook
▪ Strong pipeline
▪ Improving market for global M&A
▪ ECM activity expected to benefit from an
 increase in IPOs
▪ Strong leveraged finance pipeline; sizeable
 high yield refinancing opportunity
Investment Banking Department view: Advisory and underwriting
CHF bn
0.1
0.2
0.2
0.4
1Q09
2Q09
3Q09
4Q09
2009
0.3
0.2
0.2
0.7
0.8
0.1
0.3
0.4
1.2
0.3
0.4
0.5
3.1
0.8
1.1
1.2
1) Source: Dealogic
Note: Underwriting revenues are also included in the
 Securities view on slides 16 and 17
Debt underwriting
Advisory
Equity underwriting
Fourth Quarter and Full-Year Results 2009
Slide18
Significant improvement in both advisory and underwriting
revenues

Investment Banking RWAs (period end in USD bn)
4Q08
1Q09
2Q09
140
3Q09
89
Investment Banking average 1-Day VaR (USD m)
4Q08
1Q09
2Q09
3Q09
▪ Average Value-at-Risk (VaR) decreased 21% vs.
 4Q08 but increased relative to 3Q09
▪ Revenues stable; no backtesting exceptions in
 2009
▪ The increase in VaR from 3Q09 primarily reflects the
 impact of a methodology change and increased
 VaR usage, reflecting client activity across our
 fixed income and equity businesses
163
4Q09
139
4Q09
▪ Risk-weighted assets (RWA) in ongoing businesses
 grew to USD 123 bn as we continue to grow these
 businesses
▪ RWA in exit businesses down slightly
▪ Priority remains to release remaining capital from
 exit portfolio for reinvestment into our targeted
 client businesses
Exit
businesses
137
26
113
18
119
111
140
17
123
102
Methodology adjustment
154
112
121
Fourth Quarter and Full-Year Results 2009
Slide 19
Continued reallocation of capital to ongoing businesses

Securities
Source: Thomson Financial, Tradeweb, Euromoney magazine, Greenwich Associates and Credit Suisse estimates
1) Represents leveraged loans secondary trading.
Underwriting and advisory
IPO Americas
#6/7%
#5/8%
#9/7%
#9/3%
2006
Current
2007
US cash
equities
#6/6%
#2/12%
#4/12%
#5/12%
#1/3%
#1/8%
#1/8%
#1/8%
Prime
services
Top 7/
~6%
Top 3/
>10%
Top 6/
~6%
Top 3/
>10%
Foreign
exchange
#17/1%
NA
#14/2%
#9/3%
RMBS pass
-throughs
#2/14%
#1/19%
#1/18%
#1/18%
Leveraged
loans 1)
#2/14%
#2/19%
#4/13%
#2/16%
2008
Global
announced
#6/19%
#5/16%
#6/20%
#7/17%
US rates
#10/5%
#6/9%
#10/5%
#8/6%
#10/17%
#2/33%
#8/23%
#6/22%
APAC (ex Japan)
announced
#11/4%
#2/7%
#6/6%
#5/9%
#13/3%
#10/4%
#13/3%
#12/4%
#3/12%
#4/9%
#2/11%
#3/11%
ECM global
#7/6%
#7/6%
#7/6%
#7/5%
#4/7%
#5/6%
#3/8%
#8/5%
Trend
2006
2009
2007
2008
Trend
(Rank/market share)
(Rank/market share)
Fourth Quarter and Full-Year Results 2009
Slide 20
Equi-
ties
Fixed
Income
M&A
DCM
ECM
US electronic
trading
Europe
announced
Investment
grade global
High yield
global
IPO global
Strong market share growth but upside potential remains

2009 relative revenue contribution by business
2009 market environment
Credit
Suisse
market
share
Strong
Worse than
historic levels
Better than
historic levels
Upside
potential
Revenue growth potential from increasing market share
Revenue growth potential from improving environment
Risk of revenue reduction from normalizing environment
▪ Market trends developed as
 forecasted in mid-2009
 − Some bid/offer spread
 normalization, especially in
 commoditized products
 − Market share gains in key areas,
 but substantial opportunity remains
▪ Our resources continue to be aligned
 with environment and market
 opportunities
▪ Specific growth initiatives aimed at
 growing client flows and broadening
 our client footprint
Sustainable performance expected
Fourth Quarter and Full-Year Results 2009
Slide 21
Cash
equities
RMBS trading
Rates
Equity capital
Equity
derivatives
M&A
FX
Commodities
Leveraged
finance
grade
markets
Prime
Services
Emerging
markets
Investment
Growth initiatives aimed at extending market share gains
and offsetting any impact of spread normalization

Fourth Quarter and Full-Year Results 2009
Slide 22
Decisive implementation of Asset Management's new
business model is delivering encouraging initial results
▪ Took tangible steps to implement new business model in 2009
 – Successfully closed transaction with Aberdeen Asset Management
 – Exited non-core joint ventures in Poland and Korea
▪ Strengthened sales team by hiring over 20 senior professionals
▪ Asset inflows gaining momentum;
 CHF 8.0 bn in 2H09 vs. CHF (7.6) in 1H09
▪ Improvement in operating performance in 2009
▪ Continued emphasis on driving platform efficiencies;
 general and administrative expenses reduced by 8% in 2009

▪ Consistently improving operating
 performance and stronger net
 revenues
▪ Gross margin improved to
 43 basis points in 2009
▪ Business positioned well to benefit
 from normalizing market
 environment
Pre-tax income 1)
CHF m
2008
2009
4Q08
3Q09
4Q09
Total gains/(losses) 2)
 (1,343) (256) (759) 139 0
1) Including gain on sale of business of CHF 21 m, CHF 207 m,
CHF 58 m and CHF 286 m in 2Q09, 3Q09, 4Q09 and 2009 respectively
2) On securities purchased from our money market funds and investment-related gains/(losses)
3) Before total gains/(losses) and gains on sale of business
Gross margin 3)
 38 43 35 40 54
(1,185)
(656)
311
159
35
CHF 207 m gain on
sale of business
Fourth Quarter and Full-Year Results 2009
Slide 23
Asset Management returned to profitability for the year

(2)
44
125
110
119
121
191
200
196
199
34
46
Asset management fees
CHF m
2Q09
1Q09
3Q09
4Q09
Alternative
investment
strategies
Other traditional
strategies
Multi-asset class
solutions
314
344
362
364
▪ Fees have consistently risen
 through 2009
▪ Well diversified fee base; no
 single strategy accounts for
 more than 16%
▪ Alternative investments not
 expected to be materially
 impacted by proposed US
 regulatory changes
Fourth Quarter and Full-Year Results 2009
Slide 24
Fees steadily improving and well diversified

+2.8
Assets under management end
4Q09
CHF bn
Asset
Management
Division
Multi-asset class
solutions (MACS)
Other traditional
strategies
Alternative
investment
strategies (AI)
Net new assets
+6.6
+1.0
+4.1
2009 gross margin
Before total gains/(losses) and gain on sale in
2009
(3.6)
CHF bn
416
88
170
158
43
47
28
59
+0.4
+7.6
(5.4)
4Q09
2009
4Q09 outflows
impacted by
"Scudo"
"Exit " businesses
(primarily US money
markets)
0
(4.6)
+0.1
0
Fourth Quarter and Full-Year Results 2009
Slide 25
Strong inflows in targeted areas drive positive net new
assets for 2009

4Q08
1Q09
3Q09
Basel 2 risk-weighted assets (in CHF bn) and capital ratios (in %)
4Q07
▪ Basel 2 tier 1 ratio of 16.3%,
 up 300 basis points in 2009
▪ Core tier 1 ratio of 11.2%1)
▪ Risk-weighted assets reduced by
 14% in 2009 and by 32% since end
 2007
▪ Dividend proposal of CHF 2 per
 share, already fully considered in
 current capital ratio
10.0
13.3
14.1
257
261
324
15.5
235
2Q09
(32)%
16.4
222
4Q09
16.3
222
1) Excluding hybrid capital of CHF 12.2 bn
PB = Private Banking; AM = Asset Management; IB = Investment Banking
IB
PB
AM
Fourth Quarter and Full-Year Results 2009
Slide 26
Industry leading capital position

1,031
1,031
Assets
4Q09
Capital & liabilities
4Q09
Reverse 247
repo
Trading 352
assets
Loans 229
Other 151
Repo 229
Trading liab. 133
Short-term1) 52
Long-term 159
debt
Capital 179
& Other
122%
coverage
Asset and liabilities by category (period-end in CHF bn)
▪ Strong balance sheet structure maintained
▪ Regulatory leverage ratio increased to 4.2%
▪ Stable and low cost deposit base a key funding
 advantage
▪ Complemented by a conservative and
 lengthened long-term debt profile -
 now at 6.4 years duration, up 31% from
 4.9 years in 20062)
Cash 1) 52
1) Includes due from/to banks
2) weighted average, assuming that callable securities are redeemed at final maturity, latest in 2030
Fourth Quarter and Full-Year Results 2009
Slide 27
Deposits 279
Maintained strong funding structure

Fourth Quarter and Full-Year Results 2009
Slide 28
Adoption of new accounting principles on January 1, 2010
▪ New consolidation rules for Variable Interest Entities to be adopted in 1Q10
 – Increase to the opening consolidated balance sheet by CHF 15 bn, of which majority likely to be level 3 assets
 – Reduction in opening retained earnings of approximately CHF 2 bn related to the consolidation of Alpine
 – No impact on BIS tier 1 capital or risk-weighted assets; no additional economic risk
▪ Future impacts from movements in credit spreads on own debt
 – The remaining cumulative CHF 1.5 billion net gains will continue to be amortized on a straight-line basis, i.e. CHF 60 m per quarter (mostly in IB)
 – Any positive/negative difference between the amortization amount and the impact from changes in credit spreads will continue to be included in
 Corporate Center

Fourth quarter and full-year 2009 results detail
Renato Fassbind, Chief Financial Officer
Introduction
Brady W. Dougan, Chief Executive Officer
Summary
Brady W. Dougan, Chief Executive Officer
Fourth Quarter and Full-Year Results 2009
Slide 29

  Slide
 31 to 32
 33
 34
 35
 36 to 38
 39
 40
 41 to 42
Fourth Quarter and Full-Year Results 2009
Slide 30
Appendix

Reconciliation from underlying to reported results
Collaboration revenues
Repositioned Investment Bank
Client market share momentum in the Investment Bank
Investment Banking market and margin trends
Investment Banking expenses
Commercial mortgage exposures detail
Loan portfolio characteristics

Note: numbers may not add to total due to rounding
4Q09
reported
4Q09
under-
lying
Impact from
the tightening
of spreads on
own debt
Legal
provisions
CHF bn
Net revenues
Prov. for credit losses
Total oper. expenses
Pre-tax income
Income taxes
Income attributable to
 noncontrolling interests
Net income
Return on equity
Fourth Quarter and Full-Year Results 2009
Slide 31
 6.5 0.3 -  6.8
 0.0 - - 0.0
 (5.2) - 0.5 (4.7)
 1.3 0.3 0.5 2.1
 (0.5) (0.0) (0.1) (0.6)

  0.1 - - 0.1
 0.8 0.3 0.4 1.4
 8.3%   14.6%
Reconciliation from reported to underlying results 4Q09

2009
reported
CHF bn
Impact from tight-
ening of spreads
on own debt
Legal
provisions
2009
underlying
Discrete tax
benefits
Gain on sale
of business
Note: numbers may not add to total due to rounding
Net revenues
Prov. for credit losses
Total oper. expenses
Pre-tax income
Income taxes
Income from discon-
 tinued operations
Income attributable to
 noncontrolling interests
Net income
Return on equity
Fourth Quarter and Full-Year Results 2009
Slide 32
 33.6 0.7 0.1 - - 34.4
 (0.5) - - - - (0.5)
 (24.6) - 1.0 - - (23.6)
 8.6 0.7 1.1 - - 10.6
 (1.8) 0.2 (0.4) - (0.6)  (2.6)

  0.2 - - (0.2) - 0.0

  0.2 - - - - 0.2
 6.7 0.9 0.7 (0.2) (0.6) 7.7
 18.3%     20.8%
Reconciliation from reported to underlying results 2009

▪ Collaboration revenues remained
 resilient reflecting the strength of the
 integrated bank model
▪ Record 4Q09 quarter
 – 45% increase over 3Q09
 – 33% increase over 4Q08
▪ Good start into 2010, capitalizing on
 momentum
▪ Total collaboration revenues
 targeted to reach CHF 10 bn in
 2012
CHF bn
2006
2007
2008
4.9
5.9
5.2
2009
5.2
Fourth Quarter and Full-Year Results 2009
Slide 33
Collaboration revenues

Repositioned businesses
Exit businesses
▪ Emerging Markets - maintain
 leading business but with more
 limited risk/credit provision
▪ US Leveraged Finance - maintain
 leading business but focus on
 smaller/quicker to market deals
▪ Corporate Lending - improved
 alignment of lending with business
 and ability to hedge
December 2008: Realignment of the Investment Bank
▪ Equity Trading - focus on
 quantitative and liquid strategies
▪ Convertibles - focus on client flow
▪ Highly structured derivatives
▪ Illiquid principal trading
Develop existing strong
market positions
Maintain competitive advantage
but reduce risk and volatility
Release capital and resources;
reduce volatility
▪ Global Rates
▪ Currencies (FX)
▪ High Grade Credit / DCM
▪ US RMBS secondary trading
▪ Commodities trading (joint
 venture)
▪ Strategic advisory (M&A) and
 capital markets origination
▪ Mortgage origination and CDO
▪ Non-US leveraged finance trading
▪ Non-US RMBS
▪ Highly structured derivatives
▪ Power & emission trading
▪ Origination of slow to market,
 capital-intensive financing
 transactions
Key client businesses
Fourth Quarter and Full-Year Results 2009
Slide 34
Equi-
ties
Fixed
Income
Ad-
visory
▪ Cash equities
▪ Electronic trading
▪ Prime services
▪ Equity derivatives - focus on
flow and corporate trades

▪ #1 market share in US cash products (leading market
 share analysis provider)
▪ #1 volume in S&P 500 and Nasdaq 100 (Bloomberg)
▪ #1 RMBS pass-through trading (Tradeweb)
▪ #2 in the Global High Yield Underwriter Rankings (Full
 Credit to Lead Left Bookrunner)(ThomsonReuters)
▪ #1 In High Yield Sales Rankings , #1 in Loan Market
 Penetration, #1 in Special Situations/Distressed Market
 Penetration for both Loans and High Yield(Greenwich
 Associates)
▪ #1 pan-an brokerage firm for equity
 trading based on commissions paid
 (Thomson Extel)
▪ #1 an convertible trading (Greenwich
 Associates)
▪ #1 LSE Order Book (LSE)
▪ #1 FTSE 100 (Bloomberg)
▪ #2 in EMEA Investment Banking wallet
 share (Dealogic)(1)
▪ #2 APAC Investment Banking Share of
 Wallet (Dealogic)(1)
▪ #2 in Asia (ex-Japan) announced M&A
 (ThomsonReuters)
▪ Emerging Markets Bond House of the Year (IFR)
▪ #1 Latin America M&A market share
 (ThomsonReuters)
▪ #1 Middle East and Africa Equity
 underwriting wallet share (Dealogic)
▪ Best M&A House in the Middle East
 (Euromoney)
▪ Best bank in Switzerland
 (Euromoney)
▪ Best Emerging Markets
 M&A House (Euromoney)
1) EMEA includes M&A, ECM, Converts, Lev Fin and DCM; APAC
 includes M&A, ECM, HY and DCM (but excludes Japan ECM, Chinese
 A-shares and bank loans), Global reflects the sum of the three regions.
Bank of the Year for 2009 (International Financing Review)
Best Investment Bank for 2009 (Euromoney)
Fourth Quarter and Full-Year Results 2009
Slide 35
Clients confirm our momentum in investment banking across the globe

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CREDIT SUISSE

Cash equities
Electronic trading
Prime services
Global rates
Foreign exchange
US RMBS trading
High grade trading
M&A
High yield underwriting
Equity underwriting
Product
Investment grade underwriting
3Q09 vs.
2Q09
2Q09 vs.
1Q09
1Q09 vs.
4Q08
Market share trends
2009 period-end vs.
2008 period-end
4Q09
vs. 3Q09

Fourth Quarter and Full-Year Results 2009
Slide 36
Equity
Fixed
income
Invest-
ment
banking
Market share trends across selected products

Cash equities
Electronic trading
Prime services
Global rates
Foreign exchange
US RMBS trading
High grade trading
M&A
High yield underwriting
Equity underwriting
Product
Investment grade underwriting
3Q09 vs.
2Q09
2Q09 vs.
1Q09
1Q09 vs.
4Q08
Volume trends
2009 vs.
2008
4Q09 vs.
3Q09
Fourth Quarter and Full-Year Results 2009
Slide 37
Equity
Fixed
income
Invest-
ment
banking
Volume trends across selected products

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CREDIT SUISSE

Cash equities
Electronic trading
Prime services
Global rates
Foreign exchange
US RMBS trading
High grade trading
M&A
High yield underwriting
Equity underwriting
Product
Investment grade underwriting
3Q09 vs.
2Q09
2Q09 vs.
1Q09
1Q09 vs.
4Q08
Margin trends
4Q09 vs.
3Q09
2009 period-end vs.
2008 period-end
Fourth Quarter and Full-Year Results 2009
Slide 38
Equity
Fixed
income
Invest-
ment
banking
Margin trends across selected products

989
2008
293
696
2009
1,106
301
Commission expenses
G&A expenses
2)
1,173
884
289
Investment Banking compensation expenses (CHF m)
Investment Banking non-compensation expenses (CHF m)
▪ Compensation accrual based on our economic profit model,
 which reflects a full-year view of risk-adjusted profitability overall and of each business as well as the industry
 environment
▪ The decrease in 4Q09 due to a reversal of previously
 accrued performance-related compensation, resulting in a
 negative accrual in 4Q09
▪ Compensation/revenue ratio of 27% in 4Q09 and 41% for
 20091) is a result, not a driver, of this accrual
8,652
2,907
2008
3Q09
4Q09
1) Before impact from movements in spreads on own debt
2) Excludes litigation charges of CHF 31m in 4Q09, CHF 47m in 3Q09 and CHF 383 m in 2Q09, corporation settlement, litigation reserve releases of CHF 333 m in 4Q08 and CHF 73 m in 3Q08 and a net credit of
 CHF 134 m pertaining to litigation in 2Q08
2009
2Q09
▪ Declined vs. 2008 reflecting decreases across most
 expense categories, primarily legal fees, T&E, occupancy
 costs and recruiting fees.
▪ During 2009, our IT investment costs increased reflecting
 higher investment in our client-focused businesses
7,006
805
2,746
870
4,676
1,342
3,334
4,253
1,155
3,098
2,129
3Q09
1Q09
985
272
713
Fourth Quarter and Full-Year Results 2009
Slide 39
1Q09
4Q09
2Q09
Compensation and non-compensation expenses

7
1) This price represents the average mark on loans and bonds combined
36
26
(91)%
19
15
13
9
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
Commercial mortgages (CHF bn)
Exposure by region
▪ Further reductions in exposure
 achieved in 4Q09 mainly from sales
▪ Average price of remaining positions
 is 47% (from 48% in 3Q09)1)
▪ Positions are fair valued;
 no reclassifications to accrual book
Other
6%
Asia
16%
Germany
28%
US
23%
UK
2%
Other
Continental
Europe
31%
Office
31%
Retail
12%
Hotel
27%
Multi-
family
 23%
Exposure by loan type
2Q09
7
3.6
3Q09
3.1
4Q09
Fourth Quarter and Full-Year Results 2009
Slide 40
Commercial mortgage exposure reduction in Investment
Banking

Developed market lending
▪ Corporate loan portfolio is 77% investment grade, and is mostly (90%)
 accounted for on a fair value basis
▪ Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges
▪ Loans are carried at an average mark of approx. 99% with average mark of 94% in non-investment grade portfolio
▪ Continuing good performance of individual credits: limited specific provisions during the quarter
Unfunded
commitments
Loans
Hedges
CHF bn
Emerging market lending
▪ Well-diversified by name and evenly spread between EMEA, Americas and Asia and approx. 40% accounted for on a fair value basis
▪ Emerging market loans are carried at an average mark of approx. 95%
▪ No significant provisions during the quarter
Note: Average mark data is net of fair value discounts and credit provisions
44
11
(17)
Loans
Hedges
CHF bn
17
(9)
Fourth Quarter and Full-Year Results 2009
Slide 41
Investment Banking loan book

BB+ to BB 6%
BB- and below 2%
Portfolio ratings composition, by
transaction rating
 Wealth Management Clients: CHF 125 bn
 ▪ Securities-backed lending (CHF 31 bn) with conservative haircuts
 ▪ Mortgages (CHF 88 bn) underwriting based on conservative client income and loan-
 to-value-requirements
 ▪ Prices for real-estate largely flat, falling in structurally weaker regions, not yet in attractive regions (e.g., Zurich, Lac Léman); stable outlook with risk of sharp price falls only conceivable in Geneva and certain tourist regions
 ▪ Segment not expected to be significantly affected by economic downturn
 Corporate & Institutional Clients: CHF 51 bn
 ▪ Sound credit quality with relatively low concentrations
 ▪ Over 70% collateralized by mortgages and securities
 ▪ Counterparties are Swiss corporates incl. real-estate industry
 ▪ Commercial real-estate: Prices flat for office space and top-price bracket retail space, declining for standard retail space; negative outlook
 ▪ Corporate client segment will be most affected by an economic downturn, but no significant deterioration discernible yet
 ▪ Impact highly dependent on severity and length of downturn
Total loan book of CHF 176 bn; 85% collateralized and primarily on accrual accounting basis
63%
29%
BBB
AAA to A
Total: CHF 176 bn
Fourth Quarter and Full-Year Results 2009
Slide 42
Private Banking loan book

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: February 11, 2010
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG